UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-31314
CUSIP NUMBER: 007865108

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 29, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

ARO Liquidation, Inc.
Full Name of Registrant

Aéropostale, Inc.
Former Name if Applicable

125 Chubb Avenue
Lyndhurst, NJ 07071
Address of Principal Executive Office (Street and number)
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

ARO Liquidation, Inc. (the “Company”), formerly known as Aéropostale, Inc., is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended July 29, 2017 (the “Quarterly Report”). The Company is unable to file its Quarterly Report within the prescribed time period or within the fifteen day extension period permitted by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.

As previously disclosed, on May 4, 2016, the Company and each of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Chapter 11 cases are being administered jointly under the caption “In re Aéropostale, Inc., et al.”, Case No. 16-11275 (the “Chapter 11 Cases”). The Company and its subsidiaries continue to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

As previously disclosed, on September 13, 2016, the Bankruptcy Court entered orders approving the sale or transfer of certain assets, leases, inventory and intellectual property rights of the Company and its subsidiaries to a consortium of buyers in consideration for approximately $243.3 million. These transactions were consummated on September 15, 2016. In connection with the closing of the sale transactions, the Company entered into a transition services agreement with the buyers pursuant which the buyers will provide the Company with certain services, at cost, in connection with the wind-down of the Company’s business operations.

Due to the considerable time and resources that management must devote to the Chapter 11 Cases, the wind-down of the Company, and related administrative requirements, the Company has been unable to complete the preparation of its Quarterly Report within its normal review cycle and has determined that it is unable to timely file its Quarterly Report without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William A. Brandt, Jr.	(212)	425-4141
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒No

Part III of Annual Report on Form 10-K for the period ended January 30, 2016
Quarterly Report on Form 10-Q for the period ended October 29, 2016
Annual Report on Form 10-K for the period ended January 28, 2017
Quarterly Report on Form 10-Q for the period ended April 29, 2017

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters described in Part III above and the Company’s limited human resources, the Company is currently unable to provide a reasonable estimate of its second quarter of fiscal year 2017 results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains forward-looking statements that involve certain risks, uncertainties and assumptions. These include but are not limited to risks associated with the Company’s ability to operate and reorganize under the Chapter 11 Cases, the Company’s ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 Cases, the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general, the length of time the Company will operate under the Chapter 11 Cases, risks associated with third-party motions in the Chapter 11 Cases; the Company's ability to complete its restructuring process and confirm a plan of reorganization on its anticipated timeline, and other factors detailed in the “Risk Factors” section of the Company’s annual report on Form 10-K for the fiscal year ended January 30, 2016 and the Company’s Quarterly Reports on Form 10-Q, and in its other filings with the SEC, which are available free of charge on the SEC’s website at www.sec.gov. Trading in the Company’s securities during the Chapter 11 Cases is highly speculative and poses substantial risks. We expect that, upon effectiveness of the Chapter 11 plan, all equity of the Company will be canceled without any distribution thereon. The Company therefore cautions readers against relying on these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

ARO Liquidation, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 13, 2017	By	/s/ William A. Brandt, Jr.
	Name	William A. Brandt, Jr.
	Title	Chief Restructuring Officer